FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Pursuant to Rule 13a - 16 or 15d - 16 of
the Securities Exchange Act of 1934

Report of Foreign Issuer

9 October 2008

File no. 0-17630

              Holding(s) in Company

CRH public limited company
Belgard Castle, Clondalkin,
 Dublin 22, Ireland.
(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F).

Form 20-F X     Form 40-F

(Indicate by check mark whether the  registrant  by furnishing  the  information contained  in this  Form is  also  thereby  furnishing  the  information  to the
Commission  pursuant to Rule  12g3-2(b)  under the  Securities  Exchange  Act of  1934).

Yes      No X

(If "Yes" is marked,  indicate below the file number  assigned to the registrant in connection with Rule 12g3-2(b): 82-________).

Enclosure: Holding(s) in Company

Standard Form
TR-1: N
otifications of Major Interests in Shares

1.
Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached:

     CRH plc

2.

Reason for the notification
(
please place an X inside the
appropriate
bracket
/s
):

[ X ]
An acquisition or disposal of voting rights

[ ]
An acquisition or disposal of financial instruments which may result in the acquisition of shares already issued to which voting rights are attached

[ ]
An event changing the breakdown of voting rights

[ ]
Other (please specify)

3.

Full
name of person(s) subject to
 notification obligation:

FMR LLC and F
IL
Limited
and their direct subsidiaries

4. Full name of shareholder(s)
(if different from 3)

:

5.

Date of transaction
(
and date on which the threshold is crossed or reached
)
:

7
th
 October
 2008

6.

Date on which issuer notified:

9
th
 October
 2008

7.

Threshold(s) that is/are crossed or reached:

4
%

8. Notified
D
etails:

A: Voting rights attached to shares

Class/type of shares ( if possible us e ISIN CODE )	Situation previous to the t riggering transaction
	Number of shares	Number of voting r ights
Ordinary Shares (IE0001827041)	21,233,985	21,233,985

	Resulting situation after the triggering transaction
Class/type of shares ( if possible us e ISIN CODE )	Number of shares	Number of voting rights		% of voting rights
		Direct	Indirect	Direct	Indirect
Ordinary Shares (IE0001827041)	21,614,685	21,614,685		4.06

B: Financial Instruments

Resulting situation after the triggering transaction

Type of financial instrument	Expiration d ate	Exercise/ c onversion period/ d ate	Number of voting rights that may be acquired ( if the ins trument exercised/ converted)	% of voting rights
N/A

Total (A+B) (where applicable in accordance with national law)	Number of voting rights	% of voting rights
	21,614,685	4.06%

9.

Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicable
:

See attached schedule
 received from Fidelity
.

10. In case of p
roxy
v
oting:

FMR LLC and
FIL
 Limited will acquire to hold
380,700
 voting rights as of
7
th
 October
 2008.

     1
1
. Additional information:

None

1
2
. Contact name:

Angela Malone
Company Secretary

1
3
. Contact telephone number:

+353 1 634 4340

SCHEDULE

TO TR-1 FORM
  -
RECEIVED FROM FIDELITY

Issuer name
                                            CRH plc
Current ownership percentage

4.06
%
Total shares held

21,614,685
Issued share capital

531,576,144

Shares held	Nominee	Management Company
FIL Limited (FIL) is the parent holding company for various direct and indirect subsidiaries, including Fidelity Fund Management Limited (FFML), Fidelity Investment Services Ltd (FISL), Fidelity Gestion (FIGEST), Fidelity Investments Advisory (Korea) Limited (FIAKL), Fidelity Investments Management (Hong Kong) Limited (FIMHK), Fidelity Pension Management (FPM), Fidelity Investments Japan (FIJ) and Fidelity Investments International (FII), investment managers for various non-US investment companies and institutional clients.

FMR LLC is the parent holding company of Fidelity Management & Research Company (FMRCO), investment manager for
US
 mutual funds, and Fidelity Management Trust Company (FMTC) and Pyramis Global Advisors Trust Company (PGATC), a
US
 state chartered bank which acts as a trustee or investment manager of various pension and trust accounts and Pyramis Global Advisors LLC (PGALLC).
131,794	Bank of New York	FMRCO
277,000	Bank of New York	FMTC
514,735	Bank of New York Brussels	FIL
59,300	Bank of New York Brussels	FPM
24,900	Bank of New York Europe LDN	FIL
116,608	Bermuda Trust Far East HK	FIMHK
94,000	BNP Paribas, Paris	FIL
69,500	BNP Paribas, Paris (C)	FIL
667,125	Brown Bros Harrim n Ltd Lux	FIL
393,751	Brown Brothers Harriman and Co	FIJ
27,500	Brown Brothers Harriman and Co	FIL
1,004,001	Brown Brothers Harriman and Co	FMRCO
460,000	CDC Finance	FIGEST
55,300 26,900	Chase Manhttn BK AG Frnkfrt (S CIBC Mellon Trust	FPM FMTC
38	Dexia Privatbank	FPM
996,558	HSBC Bank Plc	FIL
9,200	HSBC Trinkaus Und Burkh AG	FIL
10,762	ING Luxembourg	FIL
4,852,500	JP Morgan Chase Bank	FMRCO
26,000	JP Morgan Chase Bank	FMTC
286,000 1,118,459	JP Morgan, Bournemouth JP Morgan, Bournemouth	FII FIL
2,063,620	JP Morgan, Bournemouth	FISL
70,200	JP Morgan, Bournemouth	FPM
109,732 73,146	Master Trust Bank of Japan Mellon Bank N.A.	FIJ FIL
7,100	Mellon Bank N.A.	FMR
85,800 259,319 6,000	Mellon Bank N.A. Mellon Bank N.A . Mellon Bank N.A .	FMRCO FMTC PTC
28,110	Nomura Trust and Banking	FIJ
9,300	Norddeutsche Landersbank	FIL
22,900	Northern Trust Co	FIL
86,100	Northern Trust Co	FMRCO
243,900	Northern Trust Co	FMTC
71,200	Northern Trust London	FIL
59,500	Northern Trust London	FMRCO
133,927	Northern Trust London	FPM
21,700	State Str Bk and Tr Co Lndn ( S	FIL
709,963	State Str Bk and Tr Co Lndn ( S	FPM
308,720	State Street Bank and Tr Co	FICL
11,110	State Street Bank and Tr Co	FMR
521,214	State Street Bank and Tr Co	FMRCO
734,365	State Street Bank and Tr Co	FMTC
15,800	State Street Bank and Tr Co	PTC
81,700	State Street Hong Kong	FIA(K)L
15 91,121	N/A #N/A	N/A #N/A
131,988 8,000	Morgan Stanley London State Street Bank and TR Co LNDN	FIL FIL
39,300	BNP Paribas UK	FIL
94,504	KAS Bank NV	FIL
4,106,600 186,800	Brown Bros Harriman Ltd Lux JP Morgan, Bournemouth (C)	FIL FIL

SIGNATURE

Pursuant  to the  requirements  of the  Securities  Exchange  Act of  1934,  the registrant  has duly  caused  this  report  to be  signed  on its  behalf by the undersigned, thereunto duly authorized.

                                                  CRH public limited company
                                                         (Registrant)

Date: 9 October, 2008

                                                    By: ___/s/ M. Lee___

M. Lee
                                                        Finance Director